P.E. 2/11/02

02016048

ORIGINAL

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: **February 2002**

Commission File Number:

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**.

EXHIBIT INDEX

FAIRFAX *News Release*

Stock Symbol: FFH

TORONTO, February 8, 2002

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

	Fourth Quarter		Year	
	Latest	Year Ago	Latest	Year Ago
Total revenue *($ millions)*	1,729.0	1,819.7	6,125.7	6,188.5
Net earnings (loss) *($ millions)*	35.4	40.0	(346.0)	137.4
Net earnings (loss) per share	$1.81	$2.81	$(28.04)	$9.41

The results for the fourth quarter of 2001 were impacted by:

(a) An increase in the World Trade Centre loss estimate of $48.3 million, primarily due to higher loss estimates from OdysseyRe and increases in loss amounts notified to the former Kingsmead syndicates;

(b) A provision of $23 million for OdysseyRe's Enron underwriting exposure. Fairfax has no other underwriting or investment exposure to Enron;

(c) Net adverse development of $14.5 million on 2000 and prior years of the former Kingsmead syndicates;

(d) Prior years' reserve strengthening on the European runoff operations resulting in a Swiss Re premium cost of $62.3 million;

(e) Strengthening of 2001 accident year loss ratios by the U.S. and Canadian insurance companies; and

(f) Realized gains on investments of $111.6 million, principally from the sale of S&P puts.

The loss in 2001 was due to the impact of the World Trade Centre losses and the strengthening in the third quarter of 2001, as previously reported, of 2000 and prior accident years' claims reserving of Fairfax's U.S. insurance companies, reflecting unexpected claims development from pre-acquisition reserves and from the post-acquisition transition period as new management significantly changed underwriting and claims handling practices and controls.

There were 13.2 million weighted average shares outstanding during 2001 and 2000. The consolidated statements of earnings for those years are attached to this release.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

The combined ratios and the net premiums earned by segment were as follows for 2001 and 2000:

	Adjusted 2001[1]	2001	2000
Combined ratio			
Insurance — Canada	111%	116%	102%
— U.S.	114%	125%	124%
Reinsurance[2]	103%	115%	108%
Consolidated	110%	121%	116%
Net premiums earned *($ millions)*			
Insurance — Canada		730.2	656.2
— U.S.[3]		2,527.4	2,416.9
Reinsurance		1,392.3	1,224.3
Runoff		156.8	313.3
		4,806.7 [3]	4,610.7

(1) Excluding the impact of catastrophe losses (World Trade Centre, Enron and Tropical Storm Allison) and prior years' reserve strengthening for the U.S. insurance group.

(2) Excludes the run-off of CTR's premiums from the 2000 and prior underwriting years (renewed by OdysseyRe effective January 1, 2001).

(3) Net of $261.1 million of ceded reinsurance premiums for reinsurance protection in connection with the third quarter reserve strengthening.

The decrease in the consolidated adjusted combined ratio for 2001 to 110% from 116% last year reflects increased pricing and underwriting actions, particularly at the U.S. insurance operations.

The Canadian insurance adjusted combined ratio for the year increased to 111% from 102% last year due to winter weather-related and crop hail losses, adverse development on discontinued extended warranty programs by Lombard and adverse development on prior years' losses in Commonwealth's U.S. property and energy books.

The U.S. insurance adjusted combined ratio for 2001 decreased to 114% from 124% last year reflecting the effect of 2000 and 2001 price increases and underwriting actions taken by Crum & Forster and TIG. Crum & Forster and TIG obtained average price increases on renewal business written of 14% and 17% respectively for 2001, continuing the double digit price increases the companies have obtained since prices began increasing in 2000. The benefit of these price increases and underwriting actions should continue to be reflected in a reduction in the U.S. insurance combined ratio over the next year.

OdysseyRe's adjusted combined ratio for 2001 decreased to 103% from 108% last year due to underlying price increases on business assumed from ceding insurance companies as well as higher reinsurance prices and more restrictive reinsurance terms.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax incurred the following World Trade Centre losses in 2001:

	Net loss	
	$ millions	US$ millions
Commonwealth	25.8	16.7
Crum & Forster	22.5	14.6
TIG	16.7	10.8
OdysseyRe	147.1	95.3
Others (including Kingsmead)	76.2	49.4
Total Fairfax	288.3	186.8
OdysseyRe non-controlling interest	(38.3)	(24.8)
Pre-tax impact	250.0	162.0
After tax impact	162.5	105.4

At December 31, 2001, the gross World Trade Centre losses amounted to $1,280 million (US$802 million), and the aggregate related reinsurance recoverable amounted to $992 million (US$615 million). More than 93% of the reinsurance recoverable is from reinsurers rated A- or higher.

At December 31, 2001, Fairfax had ceded losses under its corporate insurance cover with Swiss Re totalling US$727.4 million (compared to US$523.6 million at December 31, 2000), leaving unutilized coverage of US$272.6 million.

The company's capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	December 31 2001	December 31 2000
	(unaudited — $ millions)	
Cash, short term investments and marketable securities	**833.4**	545.4
Long term debt (including OdysseyRe debt)	**2,205.8**	1,851.4
Net debt	**1,372.4**	1,306.0
Common shareholders' equity	**3,057.6**	3,180.3
Preferred shares and trust preferred securities of subsidiaries	**560.8**	592.0
OdysseyRe minority interest	**361.8**	—
Total equity	**3,980.2**	3,772.3
Net debt/equity	**34%**	35%
Net debt/total capital	**26%**	26%

Common shareholders' equity at December 31, 2001 was $3.1 billion or $213.06 per share compared to $3.2 billion or $242.75 per share at December 31, 2000.

Effective January 1, 2002, the company's remaining negative goodwill will be written off to opening retained earnings in accordance with recent changes in Canadian Generally Accepted Accounting Principles relating to the accounting for goodwill. Giving effect to this change currently, common shareholders' equity at December 31, 2001 would be $3.1 billion or $216.64 per share.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

Fairfax ended the year with cash, short term investments and marketable securities at the holding company level of $833.4 million compared with $545.4 million at December 31, 2000. The company continues to own S&P puts with a notional value of US$900 million and an average strike price of 1,054.

Fairfax's 2001 Annual Report is scheduled to be posted on the Internet at www.fairfax.ca after the close of markets on Friday, March 8, 2002, and will be mailed to shareholders shortly thereafter.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

FAIRFAX FINANCIAL HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF EARNINGS

for the years ended December 31, 2001 and 2000
(unaudited — $ millions, except for earnings per share amount)

	2001	2000
Revenue		
Gross premiums written	**6,838.0**	6,054.3
Net premiums written	**5,045.1**	4,566.5
Net premiums earned	**4,806.7**	4,610.7
Interest and dividends	**680.8**	818.1
Realized gains on investments	**162.3**	382.8
Realized gain on OdysseyRe IPO	**51.2**	—
Claims fees	**424.7**	376.9
	6,125.7	6,188.5
Expenses		
Losses on claims	**4,062.8**	3,771.4
Operating expenses	**1,358.2**	1,263.5
Commissions, net	**1,041.4**	885.2
Interest expense	**168.6**	179.6
Restructuring	**49.1**	30.2
Swiss Re premiums	**143.6**	167.2
Kingsmead losses	**116.7**	33.0
Negative goodwill	**(78.6)**	(108.7)
	6,861.8	6,221.4
Earnings (loss) before income taxes	**(736.1)**	(32.9)
Recovery of income taxes	**386.6**	186.3
Earnings (loss) from operations	**(349.5)**	153.4
Non-controlling interests	**3.5**	(16.0)
Net earnings (loss)	**(346.0)**	137.4
Net earnings (loss) per share	**$ (28.04)**	$ 9.41
Shares outstanding (000s) (weighted average)	**13,241**	13,172

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated February 14, 2002

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: [signature]

Name: Bradley P. Martin
Title: Vice President